

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Frank Saracino
Chief Financial Officer
BrightSpire Capital, Inc.
590 Madison Avenue, 33rd Floor
New York, NY 10022

> **Re: BrightSpire Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-38377**

Dear Mr. Saracino:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction